CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors,
Quaterra Resources Inc.

We hereby consent to inclusion in the annual report on Form 40-F for the fiscal year ended December 31, 2009 of Quaterra Resources Inc. (an exploration stage company) (the “Company”) our report dated March 25, 2010, relating to the Company’s consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 25, 2010